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                              June 4, 2024

       Mark Nielsen
       Executive Vice President, Chief Legal & Regulatory Officer
       Frontier Communications Parent, Inc.
       1919 McKinney Avenue
       Dallas, Texas 75201

                                                        Re: Frontier
Communications Parent, Inc.
                                                            Current Report on
Form 8-K filed April 18, 2024
                                                            File No. 001-11001

       Dear Mark Nielsen:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Current Report on Form 8-K filed April 18, 2024

       Item 1.05 Material Cybersecurity Incidents

   1. We note the statement that you experienced a cybersecurity incident that resulted in an operational disruption
that    could be considered material.    Item 1.05 was added to Form
                                                        8-K to require the
disclosure of a cybersecurity incident    that is determined by the
                                                        registrant to be
material.    Please advise us as to why you determined to file under Item
                                                        1.05 of Form 8-K given
this statement.
   2. Please expand your disclosure to describe any known material impact(s) the incident has had and any material
impact(s) that are likely to continue. In considering material impacts, please describe all
material impacts. For example, please consider potential impacts on vendor or customer
relationships and potential competitive or reputational harm, not just the impact to your
financial condition or results of operations.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mark Nielsen
Frontier Communications Parent, Inc.
June 4, 2024
Page 2

      Please contact Conlon Danberg at 202-551-4466 or Sebastian Gomez Abero at 202-551-
3578 with any other questions.



                                                       Sincerely,
FirstName LastNameMark Nielsen
                                                       Division of Corporation
Finance
Comapany NameFrontier Communications Parent, Inc.
                                                       Office of Industrial
Applications and
June 4, 2024 Page 2                                    Services
FirstName LastName